                                                         CONNER & WINTERS

TULSA                                              ATTORNEYS & COUNSELORS AT LAW    William G. von Glahn      Vicki Bronson
                                                                                    Bob F. McCoy              Todd P. Lewis*
Henry G. Will            Nancy E. Vaughn                Conner & Winters, LLP       John E. Barry             P. Joshua Wisley
Joseph J. McCain, Jr.    Gregory D. Renberg            3700 First Place Tower       James R. Ryan
Lynnwood R. Moore, Jr.   Mark D. Berman                 15 East Fifth Street        Russell H. Harbaugh, Jr.  Charles E. Scharlau*
Robert A. Curry          Katherine G. Coyle          Tulsa, Oklahoma 74103-4344     David O. Cordell
Steven W. McGrath        Beverly K. Smith                   918-586-5711                                      WASHINGTON, D.C.
D. Richard Funk          Melodie Freeman-Burney           Fax 918-586-8982          OKLAHOMA CITY
Randolph L. Jones, Jr.   R. Richard Love, III               www.cwlaw.com                                     G. Daniel Miller*
J. Ronald Petrikin       Robert D. James                   _______________          Irwin H. Steinhorn        Donn C. Meindertsma*
Larry B. Lipe            Stephen R. Ward                                            John W. Funk
James E. Green, Jr.      Jeffrey R. Schoborg           Writer's Direct Number       Jared D. Giddens          Henry Rose*
Martin R. Wing           Anne B. Sublett                    918-586-8528            Kiran A. Phansalkar       Erica L. Summers*
John W. Ingraham         J. Ryan Sacra                   Writer's Fax Number        Victor F. Albert
Andrew R. Turner         Jason S. Taylor                    918-586-8628            Mitchell D. Blackburn     HOUSTON, TEXAS
Gentra Abbey Sorem       Katy Day Inhofe               Writer's E-mail Address      Mark H. Bennett
R. Kevin Redwine         Julia Forrester-Sellers          rsacra@cwlaw.com          Bryan J. Wells            Pamela H. Stabler*
Tony W. Haynie           Melinda L. Kirk                                            Laura McCasland Holbrook
Bruce W. Freeman         P. Bradley Bendure                                         John E. Gatliff II        JACKSON, WYOMING
David R. Cordell         Kathryn J. Kindell                                         J. Dillon Curran
John N. Hove             Amy M. Santee                                              William M. Lewis          Randolph L. Jones, Jr.
C. Raymond Patton, Jr.   Cara M. Hair                                               L. Belynn Whatley
Paul E. Braden           Alissa A. Hurley                                                                     SANTA FE, NEW MEXICO
Robert J. Melgaard       Heather Holt Bilderback                                    Peter B. Bradford
P. Scott Hathaway        Debra R. Stockton                                          Shelia L. Darling         Douglas M. Rather
Lawrence A. Hall         Shelley L. Carter                                                                    ----------------
Timothy T. Trump         Jed W. Isbell                                              NORTHWEST ARKANSAS
Mark E. Dreyer           Travis L. Wright                                                                     Benjamin C. Conner
                                                                                    John R. Elrod*                1879-1963
                                                                                    Greg S. Scharlau          John M. Winters, Jr.
                                                                                    Terri Dill Chadick            1901-1989

                                                                                                              *Not Admitted in
                                                                                                               Oklahoma


                                October 27, 2005



Michele Gohlke
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

         Re:   GREYSTONE LOGISTICS, INC.
               FORM 10-KSB FOR THE YEAR ENDED MAY 31, 2005
               FILED SEPTEMBER 15, 2005
               FILE NO. 000-26331

Dear Ms. Gohlke:

         In connection with your review of the captioned filing, we offer the following responses to the comments and requests contained in your October 6, 2005 letter to Robert H. Nelson of Greystone Logistics, Inc. (the "Company"). To facilitate your review of our responses, we have restated each of your comments followed by our response.

FORM 10-KSB FOR THE YEAR ENDING MAY 31, 2005
--------------------------------------------

FINANCIAL STATEMENTS
--------------------

COMMENT NO. 1:
--------------

         TO THE EXTENT YOU RESTATE YOUR FISCAL YEAR 2004 FINANCIAL STATEMENTS FROM THOSE STATEMENTS PREVIOUSLY REPORTED, YOU SHOULD LABEL THEM AS "RESTATED" AND REFER TO THE NOTE WHICH DESCRIBES THE RESTATEMENT. PLEASE REVISE YOUR FORM 10-KSB FOR THE FISCAL YEAR ENDING MAY 31, 2005 ACCORDINGLY.

October 27, 2005
Page 2



         The Company filed an amended Form 10-KSB for the year ended May 31, 2004 prior to filing the Form 10-KSB for the year ended May 31, 2005. APB No. 9, paragraph 26, provides "disclosures of restatements in annual reports issued subsequent to the first such post-revision disclosure would ordinarily not be required." Accordingly, the Company did not consider it necessary to identify the columns pertaining to the year ended May 31, 2004 as being restated.


NOTE 7.  RELATED PARTY TRANSACTIONS, PAGE F-12
----------------------------------------------

TRANSACTIONS WITH PAUL KRUGER, A SIGNIFICANT STOCKHOLDER, PAGE F-13
-------------------------------------------------------------------

COMMENT NO. 2:
--------------

         WE NOTE THAT THERE IS CURRENTLY A DISPUTE WITH YOUR LANDLORD, 1607 COMMERCE LIMITED PARTNERSHIP (1607 COMMERCE), REGARDING WHETHER YOU SUCCESSFULLY TERMINATED YOUR LEASE AGREEMENT. PLEASE TELL US AND REVISE THIS NOTE TO DISCLOSE HOW YOU HAVE EVALUATED THIS LIABILITY BASED ON PARAGRAPH 8 OF SFAS 5 AND PROVIDE ALL DISCLOSURES REQUIRED BY PARAGRAPHS 9-10 OF SFAS 5.

         The lease with 1607 Commerce Limited Partnership is for a plant in Dallas, Texas, which was abandoned in fiscal year 2004. The term of the lease extends through September 2006. The Company was informed that the Dallas plant was for sale prior to May 31, 2004. As of May 31, 2004, Greystone established a liability for the costs to close the plant (including one year of rent under the lease) under the premise that the sale of the plant would result in termination of the lease. However, during the latter half of 2005, management concluded that the probability of the sale of the plant being consummated had diminished substantially. As such, the Company accrued a liability for remaining lease payments and other costs through the term of the lease. Since the Company had provided an estimated reserve for closing costs for the Dallas plant during the fiscal year ended May 31, 2004, the Company considered the adjustment to be a change in accounting estimate. In accordance with paragraph 33 of APB No. 20, the Company disclosed the adjustment to the estimate in Note 16 to the consolidated financial statements.

         In the last calendar quarter of 2004, the Dallas plant was vandalized causing substantial damage to the electrical system of the building. Since such time, the building has remained uninhabitable. Although Greystone has not occupied the building since March 2004, Greystone's management notified 1607 Commerce that effective March 1, 2005 the lease was considered terminated due to the uninhabitable condition of the facility. At such time, the Company considered whether the notice of breach necessitated a reversal of the accrual described above. However, the Company determined that such reversal was not appropriate at such time due to the provisions of paragraph 17 of SFAS No. 5 and because the Company is unable to determine the probability of success on its claim of breach.

October 27, 2005
Page 3



NOTE 16. IMPAIRMENTS AND RELOCATION COSTS, PAGE F-21
----------------------------------------------------

COMMENT NO. 3:
--------------

         WE NOTE THAT YOU HAVE RECORDED IMPAIRMENT CHARGES OF $5.7 MILLION IN FISCAL 2005. PLEASE RESPOND TO THE FOLLOWING:

     o PLEASE REVISE THIS FOOTNOTE TO PROVIDE ALL OF THE DISCLOSURES REQUIRED BY PARAGRAPHS 46 AND 47 OF SFAS 142 WITH RESPECT TO THE GOODWILL IMPAIRMENT CHARGE AND PARAGRAPHS 25-26 OF SFAS 144 WITH RESPECT TO THE INTANGIBLE ASSET IMPAIRMENT CHARGE.

     o PLEASE RECONCILE FOR US THE $5.7 MILLION IMPAIRMENT CHARGE RECORDED TO THE $9.9 MILLION IMPAIRMENT CHARGE DISCUSSED IN ITEM 2.06 OF THE FORM 8-K FILED ON SEPTEMBER 1, 2005.

         The Company will revise its Form 10-KSB for the fiscal year ending May 31, 2005 in accordance with your comment in the first bullet point of Comment No. 3.

         At the time the Company filed the Form 8-K referenced above, management believed that the Company should accrue an impairment charge of $4,200,000 for future rental payments under the operating lease for its PIPER 600 plastic injection molding machine, which had term of approximately nine years remaining under the lease. At this time, the impairment charge was considered necessary because the equipment was not capable, at least in the foreseeable future, of producing more than approximately 20% of its capacity. Because of the limited capacity of the equipment, any future sales generated from pallets produced on this equipment would have a built-in loss. The effect of the impairment charge would be to reduce the costs of producing pallets on this equipment to net realizable value.

         Subsequent to the time the Form 8-K was filed, management determined that the charge was inappropriate due to, among other accounting guidance, EITF 99-14, "Recognition of Impairment Losses on Firmly Committed Executory Contracts," and SFAS No. 144, "Accounting for Impairment on Disposal of Long-Lived Assets." Generally, this guidance provides that there is no basis for recording impairments for projected operating losses on operating leases. However, the guidance provides that a company can group all of its related machinery (including machinery that is owned or leased under operating or capitalized leases) and allocate the impairment to the capitalized equipment in the group. However, under this approach, the capitalized equipment cannot be adjusted lower than the existing fair value of the equipment. Since management is of the opinion that the fair value of the Company's capitalized equipment approximates its net book value, no impairment was deemed appropriate.

COMMENT NO. 4:
--------------

         YOU STATE ON PAGE F-7 THAT YOU REVIEW YOUR PROPERTY, PLANT AND EQUIPMENT FOR IMPAIRMENT WHENEVER EVENTS OR CHANGES IN CIRCUMSTANCES INDICATE THAT THE ASSETS MAY BE IMPAIRED. FURTHER, YOU STATE THAT YOUR EVALUATION COMPARES THE ESTIMATED FUTURE UNDISCOUNTED

October 27, 2005
Page 4



CASH FLOWS TO THE ASSET'S CARRYING AMOUNT. WE NOTE FROM YOUR DISCLOSURE ON PAGE 21 THAT THE INTANGIBLE ASSETS ARISING FROM THE 2003 ACQUISITION OF GREYSTONE PLASTICS, INC. HAVE BEEN IMPAIRED. YOU STATE THIS IMPAIRMENT CHARGE WAS DUE TO "LIQUIDITY ISSUES AND OPERATING RESULTS" THAT YOU ARE CURRENTLY EXPERIENCING. PLEASE TELL US WHETHER YOUR IMPAIRMENT ANALYSIS RELATING TO THE INTANGIBLE ASSETS ALSO INCLUDE THE PROPERTY AND EQUIPMENT OF $5.7 MILLION THAT WAS RECORDED IN CONNECTION WITH THE ACQUISITION OF GREYSTONE PLASTICS. IF SO, TELL US WHY THE ENTIRE IMPAIRMENT WAS RECORDED TO THE INTANGIBLE ASSETS. IF NOT, TELL US WHY YOU CONCLUDED THAT THE PROPERTY AND EQUIPMENT SHOULD NOT BE INCLUDED IN THE EVALUATION. REFER TO PARAGRAPHS 7-14 OF SFAS 144.

         The Company's impairment analysis involved considering whether it was appropriate to impair the property and equipment acquired from Greystone Plastics, Inc. However, the Company concluded that no such impairment was appropriate due to the analysis set forth in the third paragraph of the Company's response to Comment No. 3 above.


NOTE 18. RESTATEMENT OF FINANCIAL STATEMENTS, PAGE F-21
-------------------------------------------------------

COMMENT NO. 5:
--------------

         REVISE THIS FOOTNOTE TO CLEARLY EXPLAIN THE REVISIONS YOU HAVE MADE TO THE PREVIOUSLY ISSUED FINANCIAL STATEMENTS. PLEASE QUANTIFY THE RESTATEMENT BY DISCLOSING THE LINE ITEMS IN THE FINANCIAL STATEMENTS IMPACTED AS BEFORE AND AFTER THE RESTATEMENT. REFER TO APB 20 AND PARAGRAPH 26 OF APB 9 FOR FURTHER GUIDANCE OF CORRECTION OF AN ERROR IN PREVIOUSLY ISSUED FINANCIAL STATEMENTS.

         The Company will revise its Form 10-KSB for the fiscal year ending May 31, 2005 in accordance with your comment.

         We would appreciate your earliest possible review of this letter in response to your comments. To expedite the conveyance of additional comments, please feel free to call me at (918) 586-8528 at any time.


                                                           Yours very truly,

                                                           /s/ J. Ryan Sacra

                                                           J. Ryan Sacra

cc:      Greystone Logistics, Inc.
         Robert H. Nelson